

September 24, 2010

Richard Herrera
President
Full Throttle Indoor Kart Racing Inc.
1780 S. Bellaire Street, Suite 835
Denver, CO 80202

> **Re:** **Full Throttle Indoor Kart Racing Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 13, 2010**
> **File No. 333-167799**

Dear Mr. Herrera:

We have reviewed your responses to the comments in our letter dated September 8, 2010 and have the following additional comments.

General

1. We note your response to our prior comment 2 and reissue in part. Please remove the image of the car owned by Mr. Herrera.

Offering Summary, page 3

2. We note your response to our prior comment 3 and reissue in part. Please revise your offering summary to quantify your losses for the most recent audited period.

3. We note your response to our prior comment 5 and reissue in part. Please revise to state your significant expenses.

4. We do not understand your disclosure in the last sentence of the second paragraph on page 3 that "we will not be able to execute our business plans and commence operations with the raising of capital from this offering." Please reconcile this statement with the immediately succeeding paragraph.

Plan of Operations, page 22

5. We note your response to our prior comment 12 and reissue in part. Please revise your plan of operations section to include a more detailed description of each of your anticipated milestones. Your discussion should include specific actions you intend to

take during each period. For example, on page 22 you state that you anticipate that retail kart rental, food and beverage and ancillary retail sales will initially be your primary sources of revenue. Please revise to include a detailed description relating to your anticipated revenue generation during this period.

Exhibits

6. We note that your opinion of counsel refers only to the prior amendment filed on August 18, 2010 and as such no longer appears to apply to this offering. Please file a revised opinion of counsel applicable to each amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Denis Brovarove, Esq.
       via fax: (303)-466-4092